                        THIS REPORT HAS BEEN FILED WITH
                    THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
 -----------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
 -----------------------------------------------------------------------------
                                    FORM 4
                 Statement of Changes in Beneficial Ownership

[  X  ]   Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations  may  continue.    See  Instructions  1(b)

Filed  pursuant  to  Section  16(a)  of  the  Securities Exchange Act of 1934,
Section  17(a) of the Public Utility Holding Company Act of 1935 or Section 30
(f)  of  the  Investment  Company  Act  of  1940.

                       Commission File Number 000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
            (Exact name of registrant as specified in its charter)

            Delaware                                              86-0721358
 (State  or  other  jurisdiction  of                        (I.R.S.  employer
incorporation  or  organization)                           identification no.)

                                         2525 E. Camelback Road,
                                                   Suite 1150
                                   Phoenix, Arizona          85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.    Name  and  Address  of  Reporting  Person:
                                           ALLEN,  SCOTT  A.
                                           2525 E. Camelback Blvd., Suite 1150
                                           Phoenix,  Arizona      85016

2.  Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3.    IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary):

4.    Statement  for  Month/Year:                                    June 1997

5.    If  Amendment,  Date  of  Original  (Month/Year):

6.   Relationship of Reporting Person to Issuer:  OTHER: FORMER OFFICER:

                                 Table 1 - Non-Derivativde Securities Acquired,
                                       Disposed of, or Beneficially Owned
                                                                            Amount of     Ownership
                                                      Securities            Securities      Form:     Nature of
                                                     Acquired(A)           Beneficially   Direct(D)    Indirect
Title of      Transaction  Transaction                    or                 Owned at        or       Beneficial
Security         Date         Code                  Disposed of(D)         End of Month  Indirect(I)  Ownership
------------  -----------  -----------              --------------         ------------  -----------  ----------
                              Code      V  Amount        A/D        Price
                           -----------  -  -------  --------------  -----

Common Stock      6/25/97  J                 2,000  A                   +  See Below     D
------------  -----------  -----------     -------  --------------  -----  ------------  -----------
Common Stock  No change                    114,200                              116,200  D
------------  -----------                  -------                         ------------  -----------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



                                                       Number of
            Conversion                                Derivative
                or                                    Securities               Date
             Exercise                                  Acquired             Exercisable           Title and
Title of     Price of                                   (A) or                  and               Amount of
Derivative  Derivative   Transaction  Transaction      Disposed             Expiration            Underlying
Security     Security       Date         Code           of (D)                 Date               Securities
----------  -----------  -----------  -----------     -----------           -----------          ------------
                                                                               Date      Expira                Amount or
                                                                              Exerci     -tion                 Number of
                                         Code      V      (A)        (D)      -sable      Date      Title       Shares
                                      -----------  -  -----------  -------  -----------  ------  ------------  ---------

Option      $     6.75+      6/25/97  X                             2,000+            *       *  Common Stock      2,000
----------  -----------  -----------  -----------                  -------  -----------  ------  ------------  ---------
Option                *  No change                                                    *       *  Common          100,800
                                                                                                 Stock
                                                                                                 ------------


                        Number of
                        Derivative   Ownership
                        Securities    Form of
                         Benefi-    Derivative
                          cially     Security:   Nature of
Title of     Price of     Owned       Direct      Indirect
Derivative  Derivative  at End of     (D) or     Beneficial
Security    Securities    Month     Indirect(I)  Ownership
----------  ----------  ----------  -----------  ----------





Option               *  See Below   D
----------  ----------  ----------  -----------
Option               *     100,800  D




Explanation  of  Responses:

+      On 6/25/97, I exercised 2,000 options that were granted on 6/1/96.  The exercise  price  was  $6.75  per  share.

* These options were granted under the Ugly Duckling Long-Term Incentive Plan on 06/01/96 and 06/30/95 at exercise prices ranging between $6.75 and
$.86 per share. The options will expire six years following the respective grant dates. No option is exercisable before one year from the date of grant. Thereafter, options vest and become exercisable as follows: 20% per year.

^          Power-of-attorney  is  included  and  made  a  part of this filing.

Scott  A.  Allen

By:  /s/  Judith  A.  Boyle
   ------------------------
As  Attorney-In-Fact  ^
**Signature  of  Reporting  Person

07/9/97
-------------------------------
Date
** Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.    See  19  U.S.C.  788(a).

                               POWER OF ATTORNEY


     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 as in effect from time to time.

     This power of attorney is effective from the date hereof until June 30, 1998, unless earlier revoked or terminated.


                               /s/  Scott  A.  Allen
                              ----------------------
                                Scott  A.  Allen


Dated:          May  7,  1997

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